HALE AND DORR LLP

COUNSELLORS AT LAW

www.haledorr.com

60 STATE STREET • BOSTON, MA 02109

617-526-6000 • FAX 617-526-5000

WENDELL C. TAYLOR

617-526-6335

wendell.taylor@haledorr.com

02034322

May 21, 2002

RECD S.E.C.

MAY 2 1 2002

1086

By Hand

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549

Re: BETA Systems Software Aktiengesellschaft
Submission of Information Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934
(Rule 12g3-2(b) File No. 82-4631)

SUPPL

Ladies and Gentlemen:

Enclosed for filing on behalf of Beta Systems Software AG (the "Company"), pursuant to Rule 12g3-2(b)(1)(i), File No. 82-4631, is one copy of the Company's Report for the First Quarter ended March 31, 2002.

If you have any questions regarding this submission or require additional information, please feel free to contact me at (617) 526-6335.

Please acknowledge receipt and filing of the enclosed materials by stamping the enclosed copy of this letter and returning it to the person making this filing.

PROCESSED

JUN 0 6 2002

THOMSON FINANCIAL

Very truly yours,

Wendell C. Taylor

dlw 5/29

WCT:bas
Enclosures

_betasystems

Beta Systems Software AG Announces Results For The First Quarter 2002

- **Revenues increased by 26.1% to Euro 11.1 million in Q1 2002**
- **Beta Systems reaches profitability in the first quarter**
- **Management reiterates positive outlook for 2002**

Berlin, May 8, 2002 – Beta Systems Software AG, Berlin, a leading provider of high performance intelligent data management solutions, has announced its results for the first quarter ended March 31, 2002.

Financial Highlights First Quarter 2002

- Revenues increased by 26.1% to Euro 11.1 million (Q1 2001: Euro 8.8 million)
- Operating income came in at Euro 0.3 million (Q1 2001: operating loss of Euro 1.7 million)
- Earnings before taxes of Euro 0.7 million (Q1 2001: loss before taxes of Euro 1.3 million)
- Net income of Euro 0.3 million (Euro 0.08 per share)
- Positive cash flow amounting to Euro 7.0 million in Q1 2002
- Cash and cash equivalents stood at Euro 20.7 million at the end of the quarter

Operational Highlights

- Implementation of "Eight Step" turnaround program continues as planned
- Beta Systems secured several large contracts: IT provider of German Sparkassen financial group and REWE Informationssysteme place orders in Q1 2002
- Beta Systems launched UNIX-based output management solution: VIDiDOC® component Beta 93 UX for distribution of print output
- Distribution partnership with SBB Software: joint distribution of Beta Systems' new VIDiDOC® component Beta 93 UX and SBB's UC4® job scheduling product
- Distribution partnership with SEA: SEA will distribute Tantia's backup and recovery products in North America as part of its own Data Center Suite
- Expansion of European partner business: Tantia Technologies and HP showcase storage solutions at CeBIT 2002

Management Comments

Commenting on the results, Karl-Joachim Veigel, CEO of Beta Systems Software AG, stated: "We are pleased to announce that - for the first time since our IPO - we have been able to conclude a first quarter with a profit. At the beginning of the year Beta Systems experienced some softness in IT expenditures by our customers, but despite this, we were able to secure a number of large-scale contracts in the first quarter of fiscal 2002. The results clearly validate the outstanding quality and positioning of our product and service offering in a competitive environment."

Mr. Veigel added, "In the first quarter of fiscal 2002, all our business units recorded double-digit revenue growth. We were particularly successful in accelerating the profitability of the business units Data Center and Document Management. We are still witnessing relatively slack demand in the US, and as a result the earnings of the Storage Management business unit remain disappointing. Related activities in Europe have yet to show their full potential, and we have intensified our efforts in this area."

Mr. Veigel concluded: "The implementation of our 'Eight Step' Program is on track and is gaining further momentum. We would like to reiterate our positive outlook for fiscal 2002 and are confident we will achieve profitable growth for our Company."

Operational Development

In the first quarter of fiscal 2002, Beta Systems closed a significant licensing agreement worth Euro 1.8 million with Sparkassen Informatik, a major IT provider of Germany's Sparkasse financial group. Beta Systems was chosen as the strategic supplier of software solutions for systems management at all of Sparkassen Informatik's production sites. The license agreement encompasses the use of core products from the Company's Data Center, Document/Output and Storage Management units; it also contains an additional maintenance and service agreement covering the next four years. Beta Systems also managed to secure a number of other contracts in the first quarter, for instance from REWE Informationssysteme GmbH, the IT service provider of the German REWE retail group.

Within the European systems management market, Beta Systems has identified a significant market potential in the segment output management under UNIX. In the second quarter of fiscal 2002, Beta Systems prepared to roll out Beta 93 UX, a new VIDiDOC® module for highly efficient distribution of document output generated under UNIX applications. The new component within the VIDiDOC® suite supports flexible document transfer between OS/390 or z/OS, UNIX and Windows platforms, while at the same time enhances SAP R/3 functionality by providing an intelligent and very reliable output management solution. With Beta 93 UX, Beta Systems is addressing customer groups who require a process-oriented software solution to process large quantities of complex print data as well as data centers already deploying other VIDiDOC® components on OS/390 or z/OS systems and which are either migrating to an open systems environment, running Unix systems in parallel, or wishing to implement Linux on their mainframes. During the quarter the Company has dedicated a significant amount of financial and human resources to the development and finalization this component market roll-out, in addition to preparing marketing campaigns and attracting pilot customers. At present, Beta 93 UX is being tested in four customer pilot projects.

The first quarter of fiscal 2002 was dominated by the implementation of measures aimed at accelerating Beta Systems' sales activities – as envisaged by the corporate Eight Step Program. The Company has made further advancements in this area, having attracted several partners who are interested in distributing Beta Systems' products.

In the first quarter of fiscal 2002 Beta Systems and SBB Software GmbH (SBB) closed a long-term sales partnership. Beta Systems will hold European distribution rights for UC4®, while in return SBB will be granted rights to sell Beta 93 UX in Europe. The distribution agreement is aimed at attracting new groups of customers in the European software market for systems management, by offering them a value-added product combination with comprehensive platform support. In parallel with the launch of Beta 93 UX, both companies have been coordinating their marketing and sales activities as part of the new partnership. The implementation of business-critical software systems of this scale involves considerable preparation. Therefore, relatively long lead times can be expected. Beta Systems anticipates the first joint customer projects towards the end of fiscal 2002.

Intensification of the Storage Management partnerships business was also a focus during the quarter. In view of the fact that many companies now prefer complete solutions as opposed to individual products, the Company's subsidiary Tantia Technologies intensified its efforts to bring on board strategic partners for its Harbor Network Storage Manager (NSM) and High-Speed File Transfer (HFT). The Company has already been successful in this respect, signing a partnership deal with the US software specialists Software Engineering of America (SEA). Under the terms of the agreement, SEA will sell Tantia HFT and Tantia Harbor NSM in North America – as part of the SEA Enterprise Solutions Suite. In the quarter under review, Tantia Technologies also fostered its existing relations with major storage hardware partners such as HP and Hitachi Data Systems. At CeBIT 2002, Beta Systems and Hewlett Packard showcased a cutting-edge hardware and software configuration, with the express purpose of highlighting the intelligent combination of mainframe and open-systems environments based on an OS/390 mainframe, HP Surestore XP storage system and software developed by Tantia Technologies. The trade-fair presentation was a great success, and both partners were able to establish a number of promising contacts with customers operating in the European market.

Revenue Development

Revenues grew by 26,1% to Euro 11.1 million in the first quarter of fiscal 2002 (Q1 2001: Euro 8.8 million). This positive trend is partially due to a number of European orders that were unexpected in the first quarter.

The Company's revenues are generated through software licenses, maintenance agreements and professional services. Revenues from licenses increased by 52.2% to Euro 4.9 million (Q1 2001: Euro 3.2 million). This growth is mainly the result of an increase in new license sales. Revenues from new licenses increased by 122.5% to Euro 3.3 million (Q1 2001: Euro 1.5 million). Revenues from license upgrades dipped slightly to Euro 1.7 million (Q1 2001: Euro 1.8 million). Maintenance revenues rose by 11.5% to Euro 5.5 million(Q1 2001: Euro 5.0 million). Revenues generated by Professional Services amounted to Euro 0.6 million, which is comparable to the same period last year. Within the segment of professional services, revenues resulting from the 7/24 service offer for remote administration of data centers increased by 16.9% to Euro 0.2 million.

Business Unit Development

As part of the Eight Step Turnaround Program initiated in fiscal 2001, individual business units were created with their own scope of responsibility. This was in order to allow executives and employees to focus more effectively on the strategic business segments of the Company. The Data Center Management and Document Management business units mainly operate within the German and European markets, while the Storage Management business unit has its main focus on North America and Europe.

In Q1 2002, revenues generated by the business units Document Management, Storage Management and Data Center Management amounted to 38.1%, 10.9% and 51.0% of revenues respectively, in contrast to 36.5%, 9.4% and 54.1% respectively in the same period last year. In relation to the first quarter of fiscal 2001, revenues achieved in the areas of Document, Storage and Data Center Management increased by 31.6%, 46.7% and 18.7% respectively.

Operating income for the Data Center Management business units grew by 133.8%, to Euro 1.3 million (Q1 2001: Euro 0.6 million). The Document Management business unit recorded an operating income of Euro 0.8 million in the first quarter 2002 (Q1 2001: loss Euro 0.3). The operating loss of the Storage Management business unit amounted to Euro 1.8 million in the first quarter of fiscal 2002, remaining level with the previous year's first quarter.

Gross Profit

Gross profit increased by 47.3% to Euro 8.9 million in the quarter under review (Q1 2001: Euro 6.0 million). Gross margin for Q1 2002 increased to 80.1% (Q1 2001 68.5%), mainly due to higher profit margins in the areas of licenses and maintenance. This positive development is due to a large extent on lower charges with regards amortization of capitalized software development costs and impairment charges recognized in the preceding year.

Costs and Expenses Development

Operating expenses increased by 11.8% to Euro 8.6 million in the first quarter of 2002 (Q1 2001: Euro 7.7 million). This was mainly the a result of higher research and development costs. The development of further systems management products to support IBM's "Linux for zSeries Strategy", involved increased investments for the development of Linux-compatible products for Job and Output Management - such as Beta 93 UX in the first quarter. Furthermore, Linux-based clients were developed in connection with the Storage Management solutions Tantia Harbor NSM and Tantia HFT for safe backup and recovery, thus ensuring fast and effective data transfer in data centers of any size and industry.

Research and development costs totaled Euro 2.1 million in Q1 2002 (Q1 2001: Euro 1.6 million), an increase of 30.2%. Selling expenses increased by 11.1%, and general and administrative expenses grew by 9.1% compared to the same period last year. As a percentage of total revenues, operating expenses fell to 77.8% in the first quarter of fiscal 2002 (Q1 2001: 87.6%).

Income

Operating income for the first quarter of fiscal 2002 amounted to Euro 0.3 million (Q1 2001: loss Euro 1.7 million). The Company generated other income amounting to Euro 0.4 million. Earnings before interest and taxes (EBIT) increased to Euro 0.6 million in the first quarter of 2002 (Q1 2001: loss Euro 1.4 million). Interest income remained unchanged at Euro 0.1 million. Earnings before taxes rose to Euro 0.7 million in Q1 2002 (Q1 2001: loss Euro 1.3 million).

Tax Expenses and Net Income

The tax expenses for the first quarter 2002 include non-cash expenses of Euro 0.6 million based on the amortization of deferred tax assets resulting from taxable loss carry-forwards in the previous fiscal years. Net income for the first quarter of fiscal 2002 was Euro 0.3 million, or. Euro 0.08 per share (Q1 2001: net loss Euro 0.8 million, or Euro 0.20 per share). The weighted-average number of shares outstanding was 3,914,626 in the first quarter of fiscal 2002 (Q1 2001: 3,958,083).

Financial Position

As of March 31, 2002, the Company had cash and cash equivalents of Euro 20.7 million, as well as financial assets of Euro 3.7 million and a shareholders' equity amounting to Euro 29.0 million. During the first quarter 2002 the Company modernized its development and test data center facility in Berlin, purchasing Euro 1,1 million of equipment. In order to finance this activity, the Company made a capital lease obligation leading to Euro 0,7 million in long-term debt and a current portion of this debt of Euro 0,3 million. Based on this obligation the Company already paid Euro 0,1 million in the first quarter 2002.

Personnel Development

As of March 31, 2002, Beta Systems Software AG employed 340 people, as compared to 318 employees at the end of the first quarter 2001. The average number of employees was 337 in Q1 2002.

Takeover offer by Deutsche Balaton AG

On February 19, 2002, Beta Systems was informed of Deutsche Balaton AG's intention to put forward a takeover offer for shares of the Company. The full takeover proposal was published by Deutsche Balaton AG on March 20, 2002. Also on March 20, 2002, the Management Board and Supervisory Board of Beta Systems Software AG issued a statement pursuant to Section 27 in conjunction with Section 14 para. 3 WpÜG (Wertpapiererwerbs- und Übernahmegesetz). The unanimous recommendation to reject the offer was based on the following reasons:

- The offer fundamentally undervalues Beta Systems' market value based on its market position, its financial strength and its prospects.
- The "Eight Step" restructuring program already in place is producing measurable results. Deutsche Balaton AG offers no benefits or strategies describing how they would manage the process any differently.
- Deutsche Balaton AG is only interested in Beta Systems as a 'business proposition', and has identified no synergies arising from the proposed takeover - in terms of technology, marketing, sales or any other area.

- The stated objectives of Deutsche Balaton AG, that is, to safeguard its investment and achieve an increase in value, are corporate objectives already pursued by Beta Systems.

On April 25, 2002, Deutsche Balaton announced the result of its takeover offer. By the end of the offer period on April 18, 2002, the proposal of Deutsche Balaton AG had been accepted for 10,245 shares in total (0.26% Beta Systems' capital stock). The extended offer period, as required by Section 16 para. 2 WpÜG, i.e. the period stated for acceptance of the takeover proposal, ends on May 10, 2002 (inclusive).

The Management Board and the Supervisory Board of Beta Systems Software AG would like to take the opportunity to express their thanks to shareholders for putting their trust in our Company. Indeed, the positive business performance in the first quarter of 2002 shows clearly that the recommendation to reject the offer put forward by Deutsche Balaton AG was correct and the shareholders will be able to participate in the future success of the turnaround program already initiated by Beta Systems.

Conference Call

The Management Board will comment on the financial results for the first quarter 2002 as part of a conference call to be held on **Monday May 13, 2002**. The conference call will take place at **14.00 CET**. Dial-in number **+49 (0)6074 8648 (Access Code: "betasystems")**. After conclusion of the conference call, an instant replay service will be available for 24 hours. The recording can be accessed by calling +49 (0)6074 864888. For any questions prior to the conference call, please do not hesitate to contact Mr. Arne Bassler on +49 30 726118-170.

Berlin, May 8, 2002

The Management Board

Beta Systems Software AG, Berlin, Germany

Beta Systems Software AG, (Neuer Markt: BSS), is a leading provider of high performance intelligent data management solutions. The Company supplies software that allows companies to streamline and manage their Data Center, Storage and Document Management processes. Beta Systems specializes in the automation and optimization of its customer's voluminous data processes, focusing on the handling, storage and distribution of data and documents in the most cost effective and intelligent way. Beta Systems' clients are typically large organizations in the industry, finance, telecommunications, energy, service and public sectors whose traditional methods of data management involved cumbersome time, money and other resources consuming procedures. Many of the solutions developed by Beta Systems are open architecture in nature and create an information infrastructure that reduces the past complexities of information management. Beta Systems' products are distributed worldwide by its own and partner organizations. The Company has been publicly traded since 1997 and has 334 employees worldwide (as of December 2001). For more information, please visit the corporate homepage at www.betasystems.com.

Contacts:

Investor Relations
Arne Bassler
Beta Systems Software AG
Tel.: +49 (0)30 726 118 -170
Fax: +49 (0)30 726 118 -881
e-mail: arne.bassler@betasystems.com

Public Relations
Stefanie Katrin Fehse
Beta Systems Software AG
Tel.: +49 (0)30 726 118 -674
Fax: +49 (0)30 726 118 -852
e-mail: stefanie.fehse@betasystems.com

Disclosure of Director's Holdings of Beta Systems Software AG (unaudited)

At March 31, 2002	Number of shares	Number of options
Management Board		
Karl-Joachim Veigel	12,895	29,600
Ralf Männlein	2,600	24,600
Dr. Oskar von Dungern	820	24,600
Supervisory Board		
Harald J. Joos	1,000	5,000
Alfred H. Tauchnitz *	540,000	5,000
Dr. Karl Kauermann	9,000	5,000
Bernhard Auer	-	5,000
Stefan Hillenbach **	2,644	5,616
Martina Dymala **	170	5,820
Beta Systems Software AG		
Repurchased shares	60,305	-

*Company founder
**Employee representatives

Beta Systems Software AG
Consolidated Statement of Income
(In US GAAP, Euro in thousands, except per share amounts)
(unaudited)

	Three months ended March 31, 2001	Three months ended March 31, 2002
Revenues:		
Product license	3,228	**4,913**
Maintenance	4,961	**5,530**
Service	604	**641**
Total revenues	8,793	**11,084**
Cost of revenues:		
Product license	870	**378**
Maintenance	1,358	**1,293**
Service	541	**538**
Total cost of revenues	2,769	**2,209**
Gross profit	6,024	**8,875**
Operating expenses:		
Selling	3,688	**4,098**
General and administrative	2,208	**2,408**
Research and development	1,623	**2,113**
Amortization of intangible assets	187	**0**
Total operating expenses	7,706	**8,619**
Operating income (loss)	(1,682)	**256**
Other income	267	**359**
Interest income	153	**106**
Income (loss) before income taxes and minority interest	(1,262)	**721**
Provision (benefit) for income taxes	(467)	**420**
Minority interest in earnings of subsidiary	0	**(10)**
Net income (loss)	(795)	**311**
Weighted average number of shares outstanding during the period Basic and diluted	3,958,083	**3,914,626**
Net income (loss) per ordinary share Basic and diluted	(0.20)	**0.08**
Number of employees	318	340

See accompanying notes to consolidated financial statements

Beta Systems Software AG
Condensed Consolidated Balance Sheet
(In US GAAP, Euro in thousands)

	At December 31, 2001 (audited)	At March 31, 2002 (unaudited)
Current assets:		
Cash and cash equivalents	13,658	**20,665**
Marketable securities available for sale, at fair value	1,342	**3,677**
Accounts receivable, net	21,863	**20,999**
Other current assets	4,445	**3,860**
Total current assets	41,308	**49,201**
Property and equipment, net	2,899	**3,839**
Capitalized software development costs, net	3,205	**3,240**
Other intangible assets, net	339	**344**
Other assets	3,065	**4,529**
Total assets	50,816	**61,153**
Current liabilities:		
Short-term debt incl. current portion of long-term debt	0	**277**
Accounts payable	1,142	**1,112**
Deferred revenue	10,698	**19,958**
Other current liabilities	9,170	**8,665**
Total current liabilities	21,010	**30,012**
Long-term debt and capital lease obligations	63	**752**
Other liabilities	1,352	**1,546**
Total liabilities	22,425	**32,310**
Minority interest	(112)	**(122)**
Shareholders' equity	28,503	**28,965**
Total liabilities and shareholders' equity	50,816	**61,153**

See accompanying notes to consolidated financial statements

Beta Systems Software AG
Condensed Consolidated Statement of Cash Flows
(In US GAAP, Euro in thousands)
(unaudited)

	Three months ended March 31, 2001	2002
Operating activities		
Net income (loss)	(795)	**311**
Adjustments to reconcile net income (loss)		
to net cash provided by operating activities:		
Depreciation and amortization	1,241	**617**
Change in working capital and other adjustments	11,536	**9,052**
Net cash provided by operating activities	11,982	**9,980**
Investing activities		
Purchase of property and equipment, net of disposals	(387)	**(239)**
Capitalization of software development costs	(356)	**(204)**
Proceeds from sales of property and equipment	0	**18**
Investment in debt securities	0	**(2,498)**
Net cash provided by investing activities	(743)	**(2,923)**
Financing activities		
Net change in short-term borrowings and long term-debt	(12)	**0**
Repayment of long-term debt	0	**(94)**
Net cash provided by financing activities	(12)	**(94)**
Effect of exchange rate changes on cash	53	**44**
Increase in cash and cash equivalents	11,227	**6,963**
Cash and cash equivalents at beginning of period	9,399	**13,658**
Cash and cash equivalents at end of period	20,679	**20,665**
Supplementary cash flow disclosures :		
Non-cash investing activities		
Purchase of equipment through capital lease obligation	0	**1,119**

See accompanying notes to consolidated financial statements

Beta Systems Software AG and Subsidiaries
Consolidated Statements of Shareholders' Equity
(In US GAAP, Euro in thousands, except per share amounts) (unaudited)

	Ordinary shares							Treasury Stock		
	Number of shares issued	Nominal amount	Capital in excess of par value	Unearned deferred compensation	Accumulated other comprehensive income	Accumulated deficit	Comprehensive income (loss)	Number of shares	Amount, at cost	Total Shareholders' equity
Balance December 31, 2000	3,970,560	10,151	38,623	(1,263)	2,225	(10,940)		(12,477)	(255)	38,541
Issuance of ordinary shares	4,371	11	36	-	-	-		(47,828)	(164)	(117)
Net loss	-	-	-	-	-	(10,505)	(10,505)	-	-	(10,505)
Other comprehensive income, net of tax effect										
Unrealized gains on investment securities	-	-	-	-	28	-	28	-	-	
Foreign currency translation adjustments					107		107			
Other comprehensive income	-	-	-	-		-	135	-	-	135
Total comprehensive loss	-	-	-	-	-	-	(10,370)	-	-	
Compensation related to stock options vesting	-	-	57	392	-	-		-	-	449
Balance December 31, 2001	3,974,931	10,162	38,716	(871)	2,360	(21,445)		(60,305)	(419)	28,503
Issuance of ordinary shares	-	-	-	-	-	-		-	-	
Net income	-	-	-	-	-	311	311	-	-	311
Other comprehensive income, net of tax effect										
Unrealized gains on investment securities	-	-	-	-	-	-	-	-	-	
Currency translation adjustments					81	-	81			
Other comprehensive income	-	-	-	-		-	81	-	-	81
Total comprehensive income	-	-	-	-	-	-	392	-	-	-
Compensation related to stock options vesting	-	-		70	-	-	-	-	-	70
Balance March 31, 2002	3,974,931	10,162	38,716	(801)	2,441	(21,134)		(60,305)	(419)	28,965

See accompanying notes to consolidated financial statements

Beta Systems Software AG and Subsidiaries - Notes to Consolidated Financial Statements
(Euro in thousands, except per share amounts)

1. Summary of Significant Accounting Policies

Description of Business - Beta Systems Software Aktiengesellschaft and subsidiaries ("Beta Systems" or the "Company") develops, markets and supports enterprise automation software solutions for mainframe computers and other hardware managed by information systems departments of large corporations, government agencies and other organizations. The Company's products are designed to increase the productivity of data centers by automating manual tasks and optimizing the use of hardware resources. The Company's products feature a common comprehensive architecture which facilitates the development and integration of the Company's products across applications. The Company's principal offices are located in Berlin, Germany, and subsidiaries are located throughout Europe, North America and Australia.

Basis of Presentation - The consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for fair presentation have been included. Operating results for the three months ended March 31, 2002 are not necessarily indicative of the results that may be expected for the fiscal year ending December 31, 2002. For further information, refer to the Company's financial statements and footnotes thereto for the fiscal year ended December 31, 2001.

Principles of Consolidation - All companies in which Beta Systems has legal control are fully consolidated. The effects of intercompany transactions have been eliminated.

Foreign Currencies - The balance sheets of foreign subsidiaries have been translated to Euro on the basis of period-end exchange rates, while the income statements have been translated using average exchange rates during the period.

Revenue Recognition - Product license revenue, consisting of new product licenses, version upgrades and CPU upgrades, is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectibility is probable. If a licensing agreement includes multiple elements, revenues are allocated to those elements based on vendor specific objective evidence of fair value. Maintenance revenue is recognized ratably over the maintenance period. Service revenue consists principally of installation and training and is recognized as the services are performed.

Research and Development and Capitalized Software Development Costs - Research and development costs are charged to expense as incurred. Costs for the development of new software products and substantial enhancements to existing software products are expensed as incurred until technological feasibility has been established, at which time further development costs are capitalized. Capitalization of costs ceases when the product is available for general release to customers. Capitalized software development costs are amortized each reporting period by the greater of (i) the straight-line method over the estimated useful life of the software (normally five years) or (ii) the ratio of current gross revenues from sales of the software to the total of current and anticipated future gross revenues from sales of that software.

At each balance sheet date unamortized capitalized software development costs are compared to net realizable values of those products to determine whether an impairment exists. If an impairment has occurred, the amount by which the unamortized capitalized software development costs exceeds the net realizable value (the present value of future estimated sales of the products less costs to sell) of that asset is written off.

Advertising Costs - Advertising costs are charged to expense as incurred.

Cash and Cash Equivalents - Cash and cash equivalents represent cash and highly liquid certificates of deposit and investments with original maturities of three months or less.

Property and Equipment - Property and equipment is valued at acquisition cost and subsequently depreciated using the straight-line and accelerated methods over the assets' useful lives as follows: building improvements - 5 to 10 years; computer equipment - 3 to 5 years; facilities and office equipment - 3 to 10 years.

Intangible Assets - Intangible assets are reviewed for impairment and amortized over their estimated useful lives to their estimated residual values. Goodwill is tested at least annually in accordance with the provisions of SFAS No. 142.

(Euro in thousands, except per share amounts)

Other Assets - Other assets include an investment intended to fund a portion of the Company's pension obligations. The Company accounts for such investment at cash surrender value.

Marketable Equity Securities - In accordance with SFAS No. 115 the Company has classified these securities a "available-for-sale" and reports them at fair value based on market quotations. Unrealized holding gains and losses are accounted for as other comprehensive income and accumulated as a separate component of shareholders' equity until realized. A decline below cost in the market value of any available-for-sale security that is deemed to be other than temporary results in a reduction in carrying amount to fair value. The impairment is charged to earnings, and a new cost basis is established.

Fair Value of Financial Instruments - Financial instruments of the Company consist preliminary of cash and cash equivalents, marketable securities, accounts receivable, accounts payable and accrued liabilities. The carrying value of these financial instruments approximates their fair value due to the short maturity of such instruments.

Stock Option Plans - The Company accounts for its stock incentive plans in accordance with the provisions of Accounting Principles Board ("APB") Opinion No. 25, *Accounting for Stock Issued to Employees*, and related interpretations. As such, compensation expense would be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. Statement of Financial Accounting Standards ("SFAS") No. 123, *Accounting for Stock-Based Compensation* permits entities to recognize as expense over the vesting period the fair value of all stock-based awards on the date of grant.

Alternatively, SFAS No. 123 also allows entities to apply the provisions of APB Opinion No. 25 and to provide pro forma net income and pro forma earnings per share disclosures for employee stock option grants made, as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

Net Income (Loss) Per Share - Basic net income (loss) per ordinary share has been calculated by dividing the net income (loss) by the weighted average number of ordinary shares outstanding during each period. Diluted net income (loss) per ordinary share has been calculated in accordance with SFAS No. 128 to reflect the effect of dilutive securities. The effect of stock options and convertible preferred stock was not included in the calculation of diluted earnings per share, as the effect would have been anti-dilutive.

Three months ended March 31,	**2001**	**2002**
Net income (loss) basic and diluted	(795)	**311**
Weighted average shares, basic and diluted	3,958,083	**3,914,626**

Because the effect of stock options outstanding in 2001 and in the quarter ended 31 March 2002 would have been anti-dilutive, basic and diluted net income (loss) per share are the same for all periods presented.

Use of Estimates - The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications - Certain reclassifications were made to the consolidated financial statements for the prior year to conform to the 2002 presentation.

2. Segment Information

The Company's operating segments are based on Company's key business areas. All entities derive revenues from sales of product licenses as well as maintenance and consulting services.

The operating segments, which have similar economic characteristics, are aggregated as follows:

Beta Systems Software AG and Subsidiaries - Notes to Consolidated Financial Statements
(Euro in thousands, except per share amounts)

	Storage Management	Data Center Management	Document Management	Total
Three months ended March 31, 2001				
Revenues from external customers	824	4,761	3,208	8,793
Intersegment revenues	884	597	162	1,643
	1,708	5,358	3,370	10,436
Operating income (loss) before taxes	(1,759)	571	(309)	(1,497)

	Storage Management	Data Center Management	Document Management	Total
Three months ended March 31, 2002				
Revenues from external customers	**1,208**	**5,652**	**4,224**	**11,084**
Intersegment revenues	**211**	**986**	**737**	**1,934**
	1,419	**6,638**	**4,961**	**13,018**
Operating income (loss) before taxes	**(1,871)**	**1,335**	**792**	**256**

A reconciliation of the reportable income (loss) to the Company's consolidated totals follows:

Three months ended March 31,	**2001**	**2002**
Total operating income (loss)	(1,497)	**256**
Amortization of intangible assets	(187)	**0**
Other income	267	**359**
Interest income	153	**106**
Total income (loss) before income taxes for reportable segments	(1,264)	**721**
Miscellaneous adjustments	2	**0**
Consolidated income (loss) before income taxes as reported	(1,262)	**721**

3. Comprehensive loss

Comprehensive income (loss) consists of the following :

Three months ended March 31,	**2001**	**2002**
Net income (loss)	(795)	311
Other comprehensive income:		
- Translation adjustments	90	81
Comprehensive income (loss)	(705)	392

4. Subsequent events

During the first quarter Beta Systems sold its product range Beta 55. Delivery of the products took place in April, at which time a net gain of Euro 639 was realized.